
03026314

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

JUL 7 - 2003

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2002


PROCESSED
JUL 08 2003
THOMSON
FINANCIAL

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

Commission file Number 1-655

Title of the Plan -

MAYTAG CORPORATION
SALARY SAVINGS PLAN

Name and Address of the Issuer of the Securities
Held Pursuant to the Plan -

MAYTAG CORPORATION
403 WEST FOURTH STREET NORTH
NEWTON, IOWA 50208



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2002

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

Commission file Number 1-655

Title of the Plan -

THE HOOVER COMPANY
RETIREMENT SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES

Name and Address of the Issuer of the Securities
Held Pursuant to the Plan -

MAYTAG CORPORATION
403 WEST FOURTH STREET NORTH
NEWTON, IOWA 50208


SEC MAIL PROCESSING
RECEIVED
JUN 27 2003
WASH. D.C. 187 SECTION

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE HOOVER COMPANY RETIREMENT SAVINGS PLAN FOR HOURLY-RATED EMPLOYEES

(Name of Plan)

Date: June 28, 2003

Ralph F. Hake
Chairman of the Board & Chief Executive Officer

Certification Pursuant to Section 1350 of Chapter 63
Of Title 18 of the United States Code

I, Ralph F. Hake, the Chief Executive Officer of the Maytag Corporation certify that (i) the Form 11-K for the year ended December 31, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the foregoing report fairly presents, in all material respects, the financial condition and results of operations of The Hoover Company Retirement Savings Plan for Hourly-Rated Employees.

Ralph F. Hake, Chief Executive Officer

June 27, 2003
Date

Certification Pursuant to Section 1350 of Chapter 63
Of Title 18 of the United States Code

I, Steven H. Wood, the Chief Financial Officer of the Maytag Corporation certify that (i) the Form 11-K for the year ended December 31, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the foregoing report fairly presents, in all material respects, the financial condition and results of operations of The Hoover Company Retirement Savings Plan for Hourly-Rated Employees.

Steven H. Wood, Chief Financial Officer

June 27, 2003
Date


SEC MAIL
RECEIVED
PROCESSING
JUN 2 7 2003
WASH, D.C.
187
SECTION

Financial Statements

The Hoover Company Retirement Savings Plan for Hourly-Rated Employees

Years ended December 31, 2002 and 2001
with Report of Independent Auditors

Employer Identification #36-3567094
Plan #007

The Hoover Company Retirement Savings Plan for Hourly-Rated Employees

Financial Statements

Years ended December 31, 2002 and 2001

Contents



Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Auditors

ERISA Executive Committee
Maytag Corporation

We have audited the accompanying statements of assets available for benefits of The Hoover Company Retirement Savings Plan for Hourly-Rated Employees as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

June 6, 2003

EIN 36-3567094
Plan #007

The Hoover Company Retirement Savings Plan for Hourly-Rated Employees

Statements of Assets Available for Benefits

	December 31	
	2002	**2001**
Assets		
Investment in Maytag Corporation Savings Plan Master Trust	**$23,698,358**	$24,891,907
Employee contributions receivable	**233,205**	262,874
Assets available for benefits	**$23,931,563**	$25,154,781

See notes to financial statements.

EIN 36-3567094
Plan #007

The Hoover Company Retirement Savings Plan for Hourly-Rated Employees

Statements of Changes in Assets Available for Benefits

Years ended December 31, 2002 and 2001

Assets available for benefits at December 31, 2000	$24,624,263
Additions (deductions):	
Allocation of Maytag Corporation Savings Plan Master Trust activity:	
Net investment loss	(1,278,718)
Employee contributions	3,700,586
Benefit and withdrawal payments	(1,889,772)
Other	(1,578)
Net increase	530,518
Assets available for benefits at December 31, 2001	25,154,781
Additions (deductions):	
Allocation of Maytag Corporation Savings Plan Master Trust activity:	
Net investment loss	**(3,194,942)**
Employee contributions	**3,473,879**
Benefit and withdrawal payments	**(1,496,879)**
Other	**(5,276)**
Net decrease	**(1,223,218)**
Assets available for benefits at December 31, 2002	**$23,931,563**

See notes to financial statements.

EIN 36-3567094
Plan #007

The Hoover Company Retirement Savings Plan for Hourly-Rated Employees

Notes to Financial Statements

Years ended December 31, 2002 and 2001

1. Description of the Plan

The following description of The Hoover Company Retirement Savings Plan for Hourly-Rated Employees (the Plan) provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

General

The Plan is a defined-contribution plan designed to provide eligible employees an incentive to accumulate capital for retirement. The Plan was established January 1, 1993, pursuant to the terms of the collective bargaining agreement reached with Local 1985 of the IBEW dated June 2, 1992. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participation

All domestic hourly rated individuals employed by The Hoover Company, a division of Maytag Corporation (the Company) in North Canton, Ohio, on a full-time basis who are covered by the collective bargaining agreement referred to above, are eligible to participate in the Plan. Employees become eligible to participate in the Plan on the first day of the month following the completion of the probationary period not to exceed one year.

Contributions

Each year, participants may contribute up to 16% of their pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined-benefit or contribution plans. The Company's matching contributions are made to the Maytag Corporation Employee Stock Ownership Plan (ESOP). All participants in the Plan are automatically enrolled in the ESOP. The matching contributions are credited to the participant's ESOP accounts in shares of Maytag Corporation common stock having a fair value equal to 30% of the first 6% of pretax annual compensation that a participant contributes to the Plan.

1. Description of the Plan (continued)

Participant contributions were allocated among the investment funds in multiples of 10%, effective for the first pay period on or after July 1, 2002, allocations among the investment funds are made in multiples of 5%, in accordance with the participant's election, and may be changed daily for all funds, other than the Maytag Stock Fund, which may be changed weekly.

Effective July 1, 2002, participants age 50 or older are eligible to make pre-tax catch-up contributions as allowed under the Economic Growth and Tax Relief Reconciliation Act of 2001.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of Plan earnings (losses). Earnings (losses) of the Plan are allocated to participant accounts based on the percentage of each participant's account to the total in the applicable investment fund at the time of the earnings (losses) recognition. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Loans

Effective August 1, 2001, all eligible members and beneficiaries are permitted to borrow from their accounts. Participants are permitted to borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance. Loan terms range from up to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at 1% greater than the prime rate. Principal and interest is paid ratably through payroll deductions.

Vesting

Participants are immediately and fully vested in their contributions and the Company match to the ESOP, together with earnings, if any, thereon.

1. Description of the Plan (continued)

Payment of Benefits

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of their account or monthly installments over a 10-year period if the participant is over 62 years of age. If their account value is greater than $5,000, participants may leave their account in the Plan until age 70 1/2, at which time they will select the method of payment as described above. Withdrawals are not permitted except for hardship withdrawals (as defined) per the Plan document or until the participant has attained age 59 1/2 and satisfied certain criteria (as defined) per the Plan document.

Administrative Expenses

Certain administrative expenses of the Plan (primarily trustee fees, salaries, and legal fees) have been absorbed by the Company.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions to the ESOP at any time and to amend, modify, or terminate the Plan subject to the provisions of the collective bargaining agreement and ERISA. In the event of Plan termination, participants will receive the balance in their account as of the termination date.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments Held by Master Trust

The Plan is a participant in The Maytag Corporation Savings Plan Master Trust (Trust). The Plan's investment in the Trust is stated at the Plan's equity in the net assets of the Trust at December 31. The Plan records its equity in the net investment income, including net appreciation or depreciation, of the Trust based on the Plan's proportionate equity in the net assets of the Trust prior to such allocation. Fidelity Investments (Trustee) is the custodian of the Trust's investments.

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments

Investment in the Company's common stock is stated at fair value based on the last reported sales price from trading on the New York Stock Exchange on the last business day of the Plan year. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Synthetic guaranteed insurance contracts (SGICs) are stated at contract value, which approximates fair value. Contract value represents initial contract value plus accrued interest. Interest is credited monthly to the SGICs based on the contract rates.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

3. Master Trust Net Assets

Participants may elect to invest their contributions in 18 available investment funds managed by Fidelity Investments.

3. Master Trust Net Assets (continued)

The assets of the Plan are commingled with the assets of the Maytag Corporation Salary Savings Plan under a Master Trust Agreement. The Trustee accounts for each plan's total assets separately but does not identify individual investments for each plan in the Trust. The following represents the net assets and net investment income of the Trust, as well as the Plan's share in the Trust at December 31, 2002 and 2001, and for the years ended December 31, 2002 and 2001.

	Trust's Net Assets	
	December 31	
	2002	**2001**
Equity Income Fund	**$ 44,117,226**	$ 53,702,873
Income Accumulation Fund	**55,447,132**	56,606,455
Maytag Stock Fund	**23,733,875**	27,159,085
Magellan Fund	**81,091,732**	82,166,896
Intermediate Bond Fund	**16,380,625**	11,268,079
Retirement Money Market Fund	**16,821,765**	9,785,399
Government Securities Fund	**6,992,315**	3,639,458
Spartan U.S. Equity Index Fund	**15,925,821**	18,717,295
Small Cap Stock Fund	**10,881,216**	9,011,728
Diversified International Fund	**10,252,621**	9,264,998
Fidelity Freedom Income Fund	**166,773**	–
Fidelity Freedom Income Fund 2000	**214,450**	–
Fidelity Freedom Income Fund 2010	**6,506,224**	–
Fidelity Freedom Income Fund 2020	**974,280**	–
Fidelity Freedom Income Fund 2030	**409,150**	–
Fidelity Freedom Income Fund 2040	**136,708**	–
T. Rowe Price New America Growth Fund	**2,217,230**	6,194,453
T. Rowe Price Equity Income Fund	**4,876,888**	6,419,119
Loan Fund	**6,689,590**	3,422,391
	$303,835,621	$297,358,229
Plan's interest in the Trust	**$ 23,698,358**	$ 24,891,907
Plan's percentage interest in the Trust's investments	**7.8%**	8.4%

3. Master Trust Net Assets (continued)

	Shares Owned By Trust	
	December 31	
	2002	**2001**
Equity Income Fund	**$ 1,112,106**	$ 1,101,146
Income Accumulation Fund	**55,447,132**	56,606,455
Maytag Stock Fund	**832,768**	875,252
Magellan Fund	**1,026,998**	788,399
Intermediate Bond Fund	**1,526,619**	1,091,868
Retirement Money Market Fund	**16,821,765**	9,785,399
Government Securities Fund	**667,206**	365,041
Spartan U.S. Equity Index Fund	**511,262**	460,563
Small Cap Stock Fund	**818,137**	536,412
Diversified International Fund	**597,472**	485,587
Fidelity Freedom Income Fund	**15,733**	–
Fidelity Freedom Income Fund 2000	**19,478**	–
Fidelity Freedom Income Fund 2010	**568,726**	–
Fidelity Freedom Income Fund 2020	**91,568**	–
Fidelity Freedom Income Fund 2030	**39,956**	–
Fidelity Freedom Income Fund 2040	**23,329**	–
T. Rowe Price New America Growth Fund	**100,509**	200,663
T. Rowe Price Equity Income Fund	**246,432**	271,422

As of December 31, 2002 and 2001, the Plan had entered into two and six, respectively, synthetic guaranteed investment contracts. The purpose of these contracts is to protect the marketable security portfolio within the Income Accumulation Fund from losses due to market fluctuations. The average yield for this fund was 5.06% and 5.82% in 2002 and 2001, respectively. The portfolio's blended crediting interest rate was 4.61% and 5.39% at December 31, 2002 and 2001, respectively.

3. Master Trust Net Assets (continued)

The Income Accumulation Fund consists of the following:

Issuer	Contract Due Date	Crediting Interest Rate at December 31 2002	Crediting Interest Rate at December 31 2001	Contract Value December 31 2002	Contract Value December 31 2001
State Street Bank	03/25/02	–%	6.80%	$ –	$ 182,881
Union Bank of Switzerland	06/17/02	–	6.64	–	2,507,202
Chase Manhattan Bank	02/15/02	–	6.51	–	58,854
	05/15/03	**4.97**	4.97	**2,012,836**	2,031,274
	11/17/03	**4.82**	4.82	**2,041,657**	2,070,136
Morgan Guaranty	05/28/02	–	5.89	–	444,850
Fidelity Investments Short-Term Investment Fund				**51,392,639**	49,311,258
Total Income Accumulation Fund				**$55,447,132**	$56,606,455

The SGICs are stated at contract value which approximates fair value; the value of the wrappers was approximately $87,600 and $162,000 at December 31, 2002 and December 31, 2001, respectively.

3. Master Trust Net Assets (continued)

	Year ended December 31	
	2002	**2001**
Net investment loss:		
Interest and dividend income	**$ 7,350,816**	$ 8,959,431
Net realized and unrealized depreciation in the fair value of investments	**(45,171,985)**	(22,359,145)
Net investment loss	**$(37,821,169)**	$(13,399,714)
Plan's share of net investment loss	**$ (3,194,942)**	$ (1,278,718)
Plan's percentage of Trust's net investment loss	**8.5%**	9.5%

The net realized and unrealized depreciation in the fair value of investments is derived from mutual fund investments, except for the Maytag Stock Fund, which invests solely in Maytag Corporation stock that experienced appreciation of fair value of $343,304 and depreciation of $915,873 in 2002 and 2001, respectively.

4. Transactions With Related Parties

The Plan received dividends from the Company of $43,835 and $52,467 during the years ended December 31, 2002 and 2001, respectively.

5. Income Tax Status

The Internal Revenue Service ruled September 18, 1995, that the Plan qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. However, the ERISA Executive Committee and the Plan's tax counsel believe the Plan is designed to be and is currently being operated in compliance with the applicable requirements of the IRC.